

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2015

<u>Via e-mail</u>
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

> **Re:    DSwiss, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2015**
> **File No. 333-208083**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Outside Front Cover Page of Prospectus

2. Please move the legend in the final paragraph on the front cover page of your registration statement to the outside front cover page of your prospectus. Please refer to Item 501(b)(10) of Regulation S-K.

3. Please limit your outside cover page to one page. Please refer to Item 501(b) of Regulation S-K.

4. Please revise to uniformly present the proceeds of your offering as net proceeds, regardless of the amount sold. We note that your disclosure in the second paragraph on this page does not take into account the $30,000 of offering costs that you contemplate, but appears to be gross proceeds despite sometimes being labelled as net proceeds. Please refer to Item 501(b)(3) of Regulation S-K.

5. Where appropriate please include the dealer prospectus delivery obligation language called for by Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

The Company, page 2

6. You state that you are a beauty supply company that sells cosmetics and other related beauty products to consumers around the world. None of the products that you discuss in this prospectus are cosmetics, and all of your revenues are derived from Malaysia. Please revise here and throughout your prospectus as appropriate.

Risk Factors, page 5

7. Please revise as appropriate to address the risks raised by the facts that:

- Your principal executive office, directors and officers are all located outside of the United States;

- your operating company is in Malaysia;

- you derive all of your revenue from Malaysia;

- you sell products which have not been qualified and approved by the Ministry of Health Malaysia, as discussed on page 15;

- you appear to materially rely upon "Vendor A", as reflected on pages F13 and F22; and

- you have no intellectual protections.

    Please also make corresponding revisions elsewhere as appropriate, including in your Business section.

## Summary of Our Financial Information, page 13

8. You report a subscription receivable of $22,500 as of September 20, 2015 here and on page F-20.  Please advise whether this subscription receivable is for shares being offered under this registration statement, and if not, what it relates to.

## Management's Discussion and Analysis, page 14

9. Please provide a more robust discussion of your result of operations.  Since MD&A should be a discussion of your business as seen through the eyes of management, please revise your disclosures to provide more insight into the business reasons for the decrease in revenues for the periods presented.  Please also discuss the business reasons for the changes in cost of revenues and operating expenses for the periods presented.  Please provide quantification where there are multiple business factors that contributed to the change in the line items of your statements of operations. Refer to Section III of SEC Release 33-8350.

10. Please revise your disclosure to include a discussion of your liquidity and capital resources.  At a minimum, please disclose and discuss the reasons for changes in your operating cash flows for all periods presented. Refer to Section IV of SEC Release 33-8350.

## Description of Business, page 15

11. You state here and elsewhere that Mr. Heung Wing Wai only received 50,000 shares of restricted common stock from you on May 28, 2015.  However, in the selling shareholder table you present Mr. Heung as holding 100,000 shares of stock.  Please revise as appropriate.

12. In your discussion of the August 31, 2015 acquisition of DSwiss Holding Limited, here and elsewhere, please clarify to whom you issued 50,000 shares as consideration for 100% of the stock of DSwiss Holding Limited.

## Description of Business, page 15

13. Please revise to indicate how long your operating company has been in business for.

14. You state on pages F13 and F22 that 100% of your sales are in Malaysia.  Please revise to remove your references to supplying products to Singapore, Indonesia, Hong Kong,

Macau and China.  Please see Item 101(h)(4)(i).  In addition, the disclosure on those pages makes apparent that Vendor A is a material supplier for you.  Please discuss your relationship with Vendor A and disclose this vendor's name.  Please see Item 101(h)(4)(v) of Regulation S-K.

15. You state that you have "rapidly expanded across South East Asia through the support of [y]our distributors with extensive networks."  Please reconcile this statement with the decline in revenues you have experienced in 2015 and your lack of sales outside Malaysia, and please provide a more thorough discussion of your methods of distribution.  Please see Item 101(h)(4)(iii) of Regulation S-K.  Please also file any material contracts with distributors as exhibits to this registration statement.  Please see Item 601(b)(10) of Regulation S-K.

16. We note that some, but not all, of your products have been approved the MOH.  Please provide a discussion of the regulatory regime applicable to your products.  Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

17. Please indicate how much you have spent on research and development in the last two fiscal years.  Please see Item 101(h)(4)(x) of Regulation S-K.  If you have not internally developed your products but are licensing them from a third party, please disclose this and update your risk factors appropriately.  We note your reference on page 16 to Coffee Plus being "a new coffee formulation from Switzerland."

18. We note that your properties consist solely of a leased office and that you have only seven employees, including only three full time employees.  You do not appear to have any manufacturing facilities.  Please indicate whether you produce your products internally or whether they are manufactured by a third party.  If they are produced by a third party, please disclose this, file any material contracts, and revise your risk factors appropriately.

Sample of Our Most Popular Products, page 16

19. Please clarify the basis for your various statements about the efficacy and effects of your products.  If these are premised upon management's belief, please indicate this.

Selling Shareholders, page 19

20. Please indicate the natural persons who beneficially own the shares held by Joyteam Group Limited and Seeder International Sdn Bhd.  Refer to Item 507 of Regulation S-K and Questions 140.01 and 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

21. You indicate here and elsewhere that your selling shareholders are offering 1,443,000 shares, but the number of shares in the column labeled "Shares of Common Stock to be sold" only totals 1,393,000. Please revise.

22. Please disclose the material relationships that each of your shareholders have or have had with your company or predecessors or affiliates within the last three years. We note for, example, that Lee Chong Kuang and Loke Che Chan Gilbert, the shareholders of Greenpro Venture Capital, are also the principals of the accounting firm that audited your financial statements. Please explain why you believe your auditor is independent under rule 2-01(c)(2)(i) of Regulation S-X.

Plan of Distribution, page 20

23. You state that Leong Ming Chia will not register as a broker-dealer in reliance on the "safe harbor" provisions of Rule 3a4-1. Rule 3a4-1(a)(2) requires that Leong Ming not be compensated in connection with his participation in the sale of the securities, directly or indirectly, in order to be able to rely on that safe harbor. Please advise us why Leong Ming Chia may rely upon this exemption while also selling securities for his own account in this offering.

24. You refer to the company paying for registration of your shares pursuant to the securities laws of certain states. However, you do not budget any money for Blue Sky laws on page 28. Please revise to either indicate which states you will register your shares in, or to indicate that you will not be pursuing any Blue Sky registration

Description of Securities, page 21

25. Please disclose, where appropriate, what portion of your shares are resalable under Rule 144, and how many holders of your equity there are. Please refer to Item 201(a)(2)(ii) and Item 201(b) of Regulation S-K.

Interests of Named Experts and Counsel, page 22

26. Please revise to indicate the interests that Mr. Lee and Mr. Loke have in your auditor. We note specifically that Messrs. Lee and Loke control 82% of the equity in Greenpro, which is a 29% holder of the equity in the registrant. Refer to Item 509 of Regulation S-K.

Directors and Executive Officers and Corporate Governance, page 23

27. Please revise to clarify the positions that Mr. Leong and Mr. Chua have held over the last five years, and what their responsibilities in each of those positions consisted of. Please also clarify what Mr. Cheng's primary employment has been during the last five years, and whether Mr. Heung was self-employed in 2015. Finally, please disclose the

qualifications you considered in determining that each of your directors was should serve as such.  Please refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 24

28. Please revise to include information for the last two fiscal years rather than the current fiscal year, which has not ended.  See Item 402(n) of Regulation S-K.  Please note that you must disclose all compensation for services rendered to your company, including subsidiaries such as your operating company, during the periods covered.  Please see Item 402(m)(1) of Regulation S-K.

Financial Statements

General

29. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

**How do you maintain your books and records and prepare your financial statements?**

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

**What is the background of the people involved in your financial reporting?**

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We note that you do not currently have an audit committee.  Therefore, please describe the extent of your current Board of Directors' knowledge of U.S. GAAP.

2. Summary of Significant Accounting Policies, page F-7

Cost of revenue, page F-8

30. Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling and distribution expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of

your distribution network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and distribution expenses.

Please also disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

Indemnification of Director and Officers, page 27

31. You refer to indemnification provisions in your certification of incorporation. Your Articles of Incorporation do not include any provisions regarding indemnification. Please revise, and please revise your description of the indemnification provided by your bylaws to correspond to the language of your bylaws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC:     Benjamin Bunker (*via e-mail*)
        Bunker Law Group PLLC